Exhibit 99.1

News Release

Stantec announces third quarter 2014 results and dividend

EDMONTON, AB; NEW YORK, NY (November 6, 2014) TSX, NYSE:STN

Today, Stantec announced positive third quarter 2014 results, with several key items to highlight:

—	Gross revenue increased 16.1% to C$674.7 million in Q3 14 from C$581.2 million in Q3 13
—	Net income increased 5.9% to C$48.6 million in Q3 14 from C$45.9 million in Q3 13
—	Diluted earnings per share increased 5.1% to C$1.03 in Q3 14 from C$0.98 in Q3 13
—	Organic gross revenue growth in the United States increased 10.4% in Q3 14 compared to Q3 13
—	The Company’s board of directors declared a two-for-one share split with a payment date of November 14, 2014, to shareholders of record as of the close of business on October 31, 2014
—	Stantec continued to strengthen its expertise and reach into local communities by acquiring ADD, Inc., based in Boston, Massachusetts, and Miami, Florida; and entering into agreements to acquire Penfield & Smith Engineers, Inc., based in California, and the Canadian engineering operations of Dessau Inc., based in Montreal, Quebec

Stantec’s gross revenue grew organically by 5.9% in the quarter and 5.1% year to date. The Company’s positive growth in the quarter is a result of increased activity in its Power, Transportation, Water, and Community Development sectors and its Buildings business operating unit. Stantec continued to experience organic gross revenue growth in all of its geographic regions in Q3 14 and year to date compared to the same periods in 2013.

“The diversity of our business model and our disciplined execution continue to result in an expanded market presence and significant wins across the Company,” says Bob Gomes, Stantec president and chief executive officer. “With strengthened capacity to serve our clients and communities, we remain on course to achieve our long-term objectives.”

Designing with Community in Mind

Stantec achieves its purpose of creating communities by offering its expertise and services across three business operating units: Buildings, Energy & Resources, and Infrastructure. In the quarter, Stantec demonstrated the effectiveness of its diversified business model with strong organic growth in Buildings and Infrastructure while Energy & Resources experienced a reduced pace of growth.

In Stantec’s Buildings business operating unit, the Company’s expertise in the Education sector has resulted in an increased number of projects in an improving US market. For example, during the quarter, Stantec secured a project to provide the programing, planning, architecture, and interior design services for the Academic Building for the University of Texas in Brownsville, Texas.

In its Energy & Resources business operating unit in the third quarter, Stantec saw strong growth in its Power sector in the United States due in part to the need to replace aging infrastructure such as substations and switchyards. In Canada —where Stantec is a top provider of strategic regulatory and environmental scoping for power projects—the Company continues to work on transmission and distribution projects, especially in western Canada.

In Stantec’s Infrastructure business operating unit, all of its sectors throughout North America gained momentum in the third quarter. Due to Stantec’s expertise in flood protection, including work on major projects, such as the PCCP Constructors joint venture project in New Orleans for the US Army Corps of Engineers, the Company is now securing additional significant projects across Canada and the United States. One example from the third quarter is the Springbank Off-stream Storage Protection project west of Calgary, Alberta—one of the largest flood mitigation projects in Alberta’s history.

In Stantec’s Transportation sector, strong client relationships, together with stable infrastructure spending, are resulting in new projects. In the third quarter, Stantec secured work on the Louisiana I-49 Connector, which is a 5.5-mile (8.9-kilometre) partly elevated six-lane highway that traverses urban Lafayette, Louisiana, from south of I-10 to the Lafayette Regional Airport.

Strategic Growth

Stantec closed the acquisition of ADD, Inc. in the quarter. ADD, Inc., a 210-person design firm based in Boston, Massachusetts, and Miami, Florida, focuses on architecture, interior design, planning, and branding services, primarily for multifamily housing, higher education, and corporate office clients.

Stantec continued executing its consistent, disciplined acquisition strategy by entering into an agreement to acquire the Canadian engineering operations of Montreal-based Dessau. This acquisition provides Stantec with the full capability to serve national clients across the country and positions Stantec in the top service providers in each community it serves. In this transaction, 1,300 Dessau staff from 20 offices throughout Quebec and 2 offices in Ontario will join Stantec. This acquisition is expected to close in Q1 15.

Subsequent to the quarter, Stantec closed the acquisition of Penfield & Smith Engineers, Inc., a 90-person civil engineering and land planning firm based in California.

Together, these acquisitions will contribute to strategically growing Stantec’s presence in North America, helping to achieve the Company’s business objective to be a top 10 global design firm.

Additional Company Activity

The Company’s board of directors declared a two-for-one share split to be effected by way of a share dividend, reflecting the board’s confidence in the long-term drivers for Stantec’s business and the Company’s ability to continue to achieve its strategic objectives. Shareholders of record as of the close of business on October 31, 2014, will be entitled to the share dividend on the payment date of November 14, 2014.

Stantec declared a cash dividend of $0.185 per share ($0.0925 per share after taking into consideration the two-for-one share split payable on November 14, 2014). The cash dividend is payable on January 15, 2015, to shareholders of record on December 31, 2014.

Conference Call and Company Information

Stantec’s third quarter conference call, to be held Thursday, November 6, 2014, at 2:00 PM MST (4:00 PM EST), will be broadcast live and archived in the Investors section of www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-800-524-8950 and provide confirmation code 1118781 to the operator.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 14,000 employees working in over 230 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Stantec’s gross revenue is an additional IFRS measure. For a definition and explanation of additional IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2013 Annual Report.

Certain statements contained in this news release constitute forward-looking statements. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, the risk that Stantec will not meet its growth or revenue targets, the risk that the projects contemplated in this news release will not be completed when expected or at all, and the risk that the Dessau acquisition does not close when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information on how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2013 Annual Report. You may obtain our 2013 Annual Report by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com or at www.stantec.com. Alternatively, you may obtain a hard copy of the 2013 Annual Report free of charge from our Investor Contact noted below.

Media Contact	Investor Contact
Sherry Brownlee	Crystal Verbeek
Stantec Media Relations	Stantec Investor Relations
Ph: (780) 917-7264	Ph: (780) 969-3349
sherry.brownlee@stantec.com	crystal.verbeek@stantec.com

Design with community in mind

- Continued, Consolidated Statements of Financial Position and

Consolidated Statements of Income attached –

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	September 30 2014 $	December 31 2013 $

ASSETS
Current
Cash and cash equivalents	86,617	143,030
Trade and other receivables	429,640	384,907
Unbilled revenue	241,882	143,894
Income taxes recoverable	4,662	8,792
Prepaid expenses	21,581	18,959
Other financial assets	27,053	21,418
Other assets	1,532	5,231

Total current assets	812,967	726,231
Non-current
Property and equipment	153,018	133,534
Goodwill	727,042	594,826
Intangible assets	94,075	78,857
Investments in joint ventures and associates	5,072	4,996
Deferred tax assets	57,030	45,383
Other financial assets	95,651	83,163
Other assets	1,126	1,188

Total assets	1,945,981	1,668,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Trade and other payables	310,483	259,113
Billings in excess of costs	86,643	77,803
Income taxes payable	-	9,127
Current portion of long-term debt	57,450	37,130
Provisions	11,989	12,047
Other financial liabilities	3,762	1,927
Other liabilities	11,275	9,837

Total current liabilities	481,602	406,984
Non-current
Long-term debt	239,281	200,943
Provisions	56,214	49,539
Deferred tax liabilities	67,395	58,082
Other financial liabilities	2,407	2,041
Other liabilities	65,645	57,955

Total liabilities	912,544	775,544

Shareholders’ equity
Share capital	275,757	262,573
Contributed surplus	12,507	12,369
Retained earnings	706,530	606,056
Accumulated other comprehensive income	38,643	11,636

Total shareholders’ equity	1,033,437	892,634

Total liabilities and shareholders’ equity	1,945,981	1,668,178

Consolidated Statements of Income

(Unaudited)

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars, except per share amounts)	2014 $	2013 $	2014 $	2013 $

Gross revenue	674,685	581,166	1,882,397	1,661,097
Less subconsultant and other direct expenses	130,529	96,409	326,735	280,039

Net revenue	544,156	484,757	1,555,662	1,381,058
Direct payroll costs	246,385	221,766	706,236	633,237

Gross margin	297,771	262,991	849,426	747,821
Administrative and marketing expenses	213,741	185,616	625,456	548,753
Depreciation of property and equipment	9,821	8,701	27,820	23,700
Amortization of intangible assets	6,164	4,516	17,316	16,588
Net interest expense	2,393	2,117	6,090	6,683
Other net finance expense	827	785	2,243	2,134
Share of income from joint ventures and associates	(448)	(866)	(1,834)	(1,435)
Foreign exchange gain	(144)	(485)	(55)	(161)
Other (income) expense	(1,607)	86	(1,997)	(282)

Income before income taxes	67,024	62,521	174,387	151,841

Income taxes
Current	22,306	17,597	50,127	44,828
Deferred	(3,875)	(1,038)	(2,171)	(3,527)

Total income taxes	18,431	16,559	47,956	41,301

Net income for the period	48,593	45,962	126,431	110,540

Weighted average number of shares outstanding – basic	46,828,834	46,303,826	46,719,802	46,179,678

Weighted average number of shares outstanding – diluted	47,283,829	46,713,589	47,136,130	46,477,674

Shares outstanding, end of the period	46,894,088	46,363,214	46,894,088	46,363,214

Earnings per share
Basic	1.04	0.99	2.71	2.39

Diluted	1.03	0.98	2.68	2.38